SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------
                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934
                          For the Month of October 2004
                             -----------------------
                          TECNOMATIX TECHNOLOGIES LTD.
                 (Translation of Registrant's Name into English)
            Delta House, 16 Abba Eban Avenue, Herzliya 46120, Israel

                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         [X] Form 20-F     [_] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               [_] Yes   [X] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

The information included in the Form 6-K is incorporated by reference to the Registrant's Registration Statement on Form F-3/A, registration number 333-115214.

Attached hereto as is the Registrant's annual report for the year ended December 31, 2003.

In addition to the annual report, the registrant has distributed to its shareholders the registrant's annual report on Form 20-F for the year ended December 31, 2003, which annual report was filed with the Securities and Exchange Commission on March 31, 2003.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     TECNOMATIX TECHNOLOGIES LTD.
                                     (Registrant)

                                     By: /s/ Jaron Lotan
                                     ----------------------------
                                     Jaron Lotan
                                     President & Chief Executive Officer


Dated:  October 27, 2004


COMPANY CONTACT:                        COMPANY INVESTOR CONTACT:             INVESTOR CONTACT:
Tecnomatix Technologies Ltd.            Tecnomatix Technologies Ltd.          The Ruth Group
Oren Steinberg                          Marsha Shalvi                         David Pasquale/Denise Roche
+972-9-9594891                          +972-9-9594733                        +646-536-7006/7008
osteinberg@tecnomatix.com               +972-544-942180                       dpasquale@theruthgroup.com
                                        mshalvi@tecnomatix.com



                 TECNOMATIX ANNOUNCES THIRD QUARTER 2004 RESULTS

o    RECORD QUARTERLY REVENUES WITH YEAR-OVER-YEAR GROWTH OF 26%

o NET INCOME INCREASED TO $0.05 PER DILUTED SHARE COMPARED TO A NET LOSS OF $(0.43) IN SAME PERIOD OF 2003


     Herzlia, Israel, October 27, 2004 - Tecnomatix Technologies Ltd. (NASDAQ-TCNO), the driving force in Manufacturing Process Management (MPM), today announced its financial results for the third quarter ended September 30, 2004.

     Revenue for the third quarter of 2004 was $25.5 million, compared to $20.3 million for the third quarter of 2003, an increase of 26%. Operating income for the third quarter of 2004 was $0.7 million, compared to an operating loss of $(4.5) million for the third quarter of 2003 which included the special charges of $4.4 million associated with the USDATA acquisition. Net income for the third quarter of 2004 was $0.6 million or $0.05 per diluted share, compared to a net loss of $(4.7) million or $(0.43) per diluted share for the third quarter of 2003.

     Revenue for the nine months ended September 30, 2004 were $73.5 million, compared to $61.1 million for the same period of 2003, an increase of 20%. Operating income for the first nine months of 2004 was $1.7 million, compared to an operating loss of $(6.3) million for the first nine months of 2003 which included special charges of $5.9 million associated with restructuring and the USDATA acquisition. Net income for the first nine months of 2004 was $1.3 million or $0.10 per diluted share, compared to a net loss of $(5.9) million or $(0.55) per diluted share for the same period of 2003.

     As of September 30, 2004, the Company had a balance of $38.7 million in cash and cash equivalents, short-term investments and long-term investments, compared to $38.0 million as of June 30, 2004.

     "We continue to make significant progress with our strategic and financial goals," said Jaron Lotan, president and chief executive officer of Tecnomatix Technologies. "For the third quarter of 2004, we achieved record revenue with growth of 26% year-over-year and we increased our operating and net profits. In addition, we continue to report positive cash flow from operating activities. These results are mainly attributable to the continued deployment of our MPM enterprise solutions across a range of vertical markets.

     "During the quarter, we enjoyed year-over-year growth across all territories, which was mainly driven by our Mechanical division. Automotive OEMs like Audi, BMW, Ford, GM/Opel, PSA and Volkswagen further expanded their eMPower Enterprise deployments and Renault F1 placed an initial order for our eMPower solution.

     "We are particularly pleased with our success in the Tier 1 automotive supplier industry. This $500 billion- dollar industry, which manufacturers all the major components of a car, presents a major growth opportunity for Tecnomatix. This quarter, two U.S. companies, Visteon and Intier, placed initial orders for our MPM Enterprise solution, joining our impressive customer base of more than twenty of the world's top Tier-1 suppliers.

     "Outside of the automotive industry, demand for our standalone engineering products is particularly strong. Among the companies placing orders in the third quarter were Fanuc, a leading robot manufacturer, Fiat Avio, an Italian aerospace company, Atomic Energy of Canada (AECL), John Deere and Westinghouse.

     "We continue to gain traction in China and Taiwan, which is driving increased market penetration through new and repeat orders. This quarter, several automotive customers progressed with their implementation of eMPower Enterprise solutions including Shanghai Automotive Industry Corporation (SAIC), China's largest car producer, and Yulon Motor Company, a Taiwanese car manufacturer. We are also seeing increased adoption of MPM by the Chinese electronics industry, with companies like Inventec, Siemens Shanghai Mobile Communications and UMC placing orders for our eMPower for Electronics solution.

     "Our partnership with UGS is progressing well; our technical teams are working together at several major customer sites and, this quarter, we delivered a new version of the Teamcenter and eMPower integrated product.

     "In summary, this has been a productive quarter for Tecnomatix, exhibiting important gains in a range of vertical markets with initial and repeat orders for our eMPower Enterprise solution and for our standalone engineering products," continued Lotan. "Our customers continue to report significant productivity improvements and returns on their investments. We are on track with our ongoing objectives to deliver real value to our customers as well as continued financial growth and increased profitability."

FORWARD-LOOKING GUIDANCE

     Oren Steinberg, chief financial officer and executive vice president of Tecnomatix Technologies said, "We are maintaining our guidelines for 2004 of approximately 15%-20% growth over 2003 with improved profitability. In the fourth quarter of 2004, we expect to achieve sequential and year-over-year growth.

     "Looking at 2005, based on our current performance and visibility, we expect to grow our business and strengthen our business model. Our initial guidance for 2005, is approximately 15% year-over-year growth, on an annual basis, with significant improvements in profitability."

INVESTOR CONFERENCE CALL / WEBCAST DETAILS

Tecnomatix will review detailed third quarter 2004 results on October 27, 2004 at 8:30AM EST. The conference call-in number is 1-973-935-2408. A replay will be available from 12:30PM EST on October 27 through midnight EST, November 7. The replay number is 1-973-341-3080. The confirmation identification for both, the live call and replay is 5260237. The live call and replay will also be accessible over the web at http://investor.tecnomatix.com.



ABOUT TECNOMATIX TECHNOLOGIES AND EMPOWER

Tecnomatix Technologies Ltd. is the driving force in Manufacturing Process Management (MPM). Today's leading global manufacturers are adopting MPM solutions to expand revenue potential and reduce costs by accelerating product introductions, shortening time to volume, and optimizing production execution. eMPower enables our customers to succeed with its collaborative, open platform and applications for defining, simulating, managing, and executing manufacturing processes across the extended enterprise. For more information on eMPower products and solutions for MPM, please visit WWW.TECNOMATIX.COM.

This press release includes forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to the Company's plans, objectives and expected financial and operating results. The risks and uncertainties that may affect forward-looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, market demand for Tecnomatix products and services, long sales cycles, new product developments, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties of the business, refer to the Company's filings with the Securities and Exchange Commission. Tecnomatix undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



                                - TABLES FOLLOW -

Condensed Consolidated Statements of Operations
U.S $ in thousands, except per share data

                                                                 Nine months ended              Three months ended
                                                            9/30/2004        9/30/2003        9/30/2004        9/30/2003
                                                           -----------      -----------      -----------      -----------
Revenues
Software license fees                                           29,694           24,139           10,944            7,925

Services                                                        43,833           36,918           14,540           12,378
                                                           -----------      -----------      -----------      -----------

Total revenues                                                  73,527           61,057           25,484           20,303
                                                           -----------      -----------      -----------      -----------

Costs and expenses

Software license fees                                            5,898            6,254            2,331            1,983

Services                                                        14,879           10,910            5,277            3,562

Amortization of acquired intangibles                               438               23              143               23

Research and development, net                                   12,025           10,671            4,015            3,249

Selling and marketing                                           35,092           29,977           11,795           10,515

General and administrative                                       3,539            3,623            1,222            1,055

Restructuring costs and asset impairment                             -            1,487

In-process R&D and acquisition related costs                         -            4,410                -            4,410
                                                           -----------      -----------      -----------      -----------

Total costs and expenses                                        71,871           67,355           24,783           24,797
                                                           -----------      -----------      -----------      -----------

Operating income (loss)                                          1,656           (6,298)             701           (4,494)

Financial income (expenses), net                                   (91)             476              (19)            (122)
                                                           -----------      -----------      -----------      -----------

Income (loss) before taxes on income                             1,565           (5,822)             682           (4,616)

Provision for income taxes                                        (246)             (41)             (99)             (40)
                                                           -----------      -----------      -----------      -----------

Income (loss) after taxes on income                              1,319           (5,863)             583           (4,656)

Equity share in net income (loss) of affiliate company             (53)             (74)               2              (25)
                                                           -----------      -----------      -----------      -----------

Net income (loss)                                                1,266           (5,937)             585           (4,681)
                                                           ===========      ===========      ===========      ===========

Basic earnings (loss) per share:
Net income (loss)                                                 0.10            (0.55)            0.05            (0.43)
                                                           ===========      ===========      ===========      ===========
Diluted earnings (loss) per share:
Net income (loss)                                                 0.10            (0.55)            0.05            (0.43)
                                                           ===========      ===========      ===========      ===========

Weighted average number of shares outstanding:
Basic                                                       12,062,771       10,761,537       11,988,125       10,929,256
                                                           ===========      ===========      ===========      ===========

Diluted                                                     12,913,129       10,761,537       12,816,934       10,929,256
                                                           ===========      ===========      ===========      ===========

CONDENSED CONSOLIDATED BALANCE SHEETS
U.S $ IN THOUSANDS

                                              9/30/2004   12/31/2003
                                               -------     -------
Current Assets:
  Cash and cash equivalents                     11,942       9,232
  Short-term investments                            23          70
  Accounts receivable:
    Trade                                       26,186      29,190
    Related parties                                400           -
    Other and prepaid expenses                   5,160       5,747
                                               -------     -------

Total current assets                            43,711      44,239
                                               -------     -------

Non-current receivables                          1,241       1,108
                                               -------     -------

Long-term investments:
    Bonds                                       26,624      24,267
    Zuken Tecnomatix                               208         289
                                               -------     -------

Total long-term investments                     26,832      24,556
                                               -------     -------

Property and equipment, net                      4,444       5,628
                                               -------     -------

Goodwill, net                                   25,496      25,829
                                               -------     -------

Acquired intangibles, net                        2,006       2,444
                                               -------     -------

Other assets, net                               13,296      13,296
                                               -------     -------

Total assets                                   117,026     117,100
                                               =======     =======

Current Liabilities:
  Current maturities of long-term loans          3,333         833
  Accounts payable:
     Trade                                       2,546       4,644
     Deferred revenue                            8,470       7,130
     Other and accrued expenses                 16,895      19,163
                                               -------     -------

Total current liabilities                       31,244      31,770
                                               -------     -------

Long-term liabilities:
  Accrued restructuring expense                  2,829       1,716
  Long-term loan from bank                      21,667      24,167
  Accrued severance pay, net                       969       1,095
                                               -------     -------

Total long-term liabilities                     25,465      26,978
                                               -------     -------

Shareholders' equity                            60,317      58,352
                                               -------     -------

Total liabilities and shareholders' equity     117,026     117,100
                                               =======     =======